UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Digital Theater Systems, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

25389G102

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25389G102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Weston Presidio Capital II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,110,804

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,110,804

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,110,804

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 15.3%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Weston Presidio Capital Management II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,110,804

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,110,804

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,110,804

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 15.3%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael F. Cronin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,110,804

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,110,804

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,110,804

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 15.3%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael P. Lazarus

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 2,110,804

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 2,110,804

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,110,804

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 15.3%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James B. McElwee

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 7,500

	6.	Shared Voting Power 2,110,804

	7.	Sole Dispositive Power 7,500

	8.	Shared Dispositive Power 2,110,804

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,118,304

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 15.4%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Digital Theater Systems, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 5171 Clareton Drive Agoura Hills, CA 91301

Item 2.
(a)

Name of Person Filing
This statement is filed by Weston Presidio Capital II, L.P. (“WPCII”), a Delaware limited partnership, Weston Presidio Capital Management II, L.P. (“WPCMII”), a Delaware limited partnership, and Michael F. Cronin, Michael P. Lazarus, and James B. McElwee.  WPCMII is the sole general partner of WPCII.  Messrs. Cronin and Lazarus are managing partners of WPCMII and Mr. McElwee is a general partner of WPCMII.  Messrs. Cronin, Lazarus, and McElwee are referred to collectively herein as the “Partners.”  WPCII, WPCMII, and Messrs. Cronin, Lazarus, and McElwee are referred to individually herein as a “Reporting Person,” and collectively as the “Reporting Persons”.

(b)

Address of Principal Business Office or, if none, Residence
The address of the principal business office of WPCII, WPCMII, Michael P. Lazarus, and James B. McElwee is Pier 1, Bay 2, San Francisco, CA 94111.  The address of the principal business office of Michael F. Cronin is 200 Clarendon Street, 50th Floor, Boston MA 02116.

	(c)	Citizenship Each of WPCII and WPCMII is a limited partnership organized under the laws of Delaware. Each of the Partners is a citizen of the United States.
	(d)	Title of Class of Securities This Schedule 13G report relates to the Common Stock, par value $.0001 (“Common Stock”) of Digital Theater Systems, Inc. (“the Company”).
	(e)	CUSIP Number 25389G102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

As of December 31, 2003, WPCII was the record owner of 2,110,804 shares of Common Stock (the “Record Shares”).  As the sole general partner of WPCII, WPCMII may be deemed to beneficially own the Record Shares.

As managing partners of WPCMII, the sole general partner of WPCII, each of Messrs. Cronin and Lazarus may also be deemed to beneficially own the Record Shares.  As a general partner of WPCII, and as the record owner of options to acquire 7,500 shares of Common Stock (the “McElwee Options”), James B. McElwee may be deemed to own both the Record Shares and the McElwee Options for an aggregate of 2,118,304 shares .

Each of the Reporting Persons expressly disclaims beneficial ownership of any shares of Common Stock of the Company, except any shares held directly of record or any shares in which they have an actual pecuniary interest.

(b)

Percent of class:

Each Reporting Person except James B. McElwee: 15.3%.  James B. McElwee: 15.4%.

The forgoing percentages are calculated based on the 13,759,449 shares of Common Stock reported to be outstanding in the Quarterly Report on Form 10Q of the Company for the quarter ended September 30, 2003.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote James B. McElwee 7,500 0 shares for each other reporting person
(ii) Shared power to vote or to direct the vote 2,110,804 shares for each reporting person
(iii) Sole power to dispose or to direct the disposition of James B. McElwee 7,500 0 shares for each other reporting person
(iv) Shared power to dispose or to direct the disposition of 2,110,804 shares for each reporting person

Each of the Reporting Persons expressly disclaims beneficial ownership of any shares of Common Stock of the Company, except any shares held directly of record or any shares in which they have an actual pecuniary interest.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable. The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-1 (b) (ii) (H).

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.  We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Date: February 11, 2004

WESTON PRESIDIO CAPITAL II, L.P.

By:	WESTON PRESIDIO CAPITAL MANAGEMENT II, L.P.
Its General Partner

By:	/s/ Michael P. Lazarus
Michael P. Lazarus, Managing Partner

WESTON PRESIDIO CAPITAL MANAGEMENT II, L.P.

By:	/s/ Michael P. Lazarus
Michael P. Lazarus, Managing Partner

/s/ Michael F. Cronin
Michael F. Cronin

/s/ Michael P. Lazarus
Michael P. Lazarus

/s/ James B. McElwee
James B. McElwee

Exhibit Index

Exhibit No.	Description

1	Agreement of Joint Filing